UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)
OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51411

EMGOLD MINING CORPORATION
(Exact name of registrant as specified in its charter)

Suite 1010 – 789 West Pender Street
Vancouver, British Columbia V6H 1H2
(604) 639-0909

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without par value
(Title of each class of securities covered by this Form)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.
Emgold Mining Corporation (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on August 30, 2005, which was sixty days after the initial filing of the Company’s registration statement on Form 20-F.

B.
The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and the Company has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A.
The common shares of the Company (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”), located in Canada, which constitutes the primary trading market for the Common Shares.

B.
The date of initial listing on the TSXV of the Common Shares was August 31, 1989. The Company has maintained the listing of the Common Shares on the TSXV for at least 12 months prior to the filing of this Form 15F.

C.
During the 12-month period beginning on December 27, 2017 and ended December 26, 2018, 92.1% of trading in the Common Shares occurred on the TSXV.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of November 30, 2018, the class of Common Shares was held on a worldwide basis by a total of 293 record holders who are residents of the United States.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.
Pursuant to Rule 12h-6(h), on December 31, 2018 the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and the Company’s corresponding reporting obligations under Section 13(a) of the Exchange Act.

B.
The Company disseminated the notice in the United States by means of a news release (the “News Release”) disseminated via TheNewswire news distribution service. A copy of the News Release is attached as Exhibit 99 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 99    News release dated December 31, 2018

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.
Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.
It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Emgold Mining Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Emgold Mining Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: January 17, 2019	By:	/s/ David Watkinson
David Watkinson
President and Chief Executive Officer

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